Exhibit 99.2

DRD’S AUSTRALASIAN OPERATIONS SHINE
10 August 2004

387/04-jmd

SA operations slide to US$6.5 million cash operating loss

Johannesburg, South Africa. Tuesday, 10 August 2004.  Durban Roodepoort Deep, Limited (JSE: DUR; NASDAQ: DROOY; ASX: DRD). A strong performance from DRD’s Australasian operations helped the company to a cash operating profit of US$8.0 million for the quarter ended 30 June 2004, CEO Ian Murray announced today.

While cash operating profit from the Australasian operations was US$14.5 million, the South African operations recorded a cash operating loss of US$6.5 million.

Overall gold production was 5% lower due to South African shaft closures and operational problems at the company’s Blyvooruitzicht (Blyvoor) mine. With the increase in DRD’s stake in Emperor Gold Mines to 45.33%, the company’s attributable offshore gold production has increased to approximately 350 000 ounces a year against a stated target of 400 000 ounces.

The average gold price received was US$11 per ounce lower at US$395 and the average Rand gold price received, due to the Rand’s continued strength, remained depressed at R85 804 per kilogram.

Due to the Rand’s strength at the financial year-end, Murray said, adjustments had been made to the carrying valued of the company’s South African operations that, together with increased depreciation and deferred tax adjustments, resulted in a loss before tax and other items of US$24.9 and a net loss applicable to stockholders of US$42.3 million for the quarter.

The impact of continued Rand strength has become an industry-wide problem in South Africa and one of national importance, Murray said.

“Faced with this pressure, we will continue to re-position our assets for the future and unfortunately, this will lead to more job losses.

“We have been fortunate to acquire relatively low-cost overseas production, averaging US$200 per ounce in the quarter under review, which has enabled our South African mines to be restructured.

“However, this will not prevent us continuing to further diversify our assets and grow in the Pacific region where we are now establishing critical mass.”

Australasian operations

DRD’s wholly owned Tolukuma mine in Papua New Guinea recorded its 16th consecutive month of gold production in excess of 7000 ounces during the quarter, Murray said.

Near mine exploration have resulted in the identification of several new veins and at year-end reserves had increased to 203 000 ounces.

The Porgera Joint Venture, in which DRD has a 20% interest, reported a cash operating profit for the quarter of US$11.7 million for the quarter, making it the principal cash generating business unit in the DRD group, Murray said.

A new exploration target, the Eastern Zone, has been identified and is being drilled at present.

South African operations

DRD’s North West Operations continued to stabilize following September 2003’s restructuring, Murray said, and the focus currently is on opening up higher-grade panels and reducing costs.

Selective mining has re-started at the NWOs’ No 6 Shaft while continued mining at two of the Buffels shafts – Nos 9 and 11 – is currently under review. Milling is now concentrated in the South Plant, where further upgrades have been planned to improve efficiencies and reduce operating costs.

Blyvoor continued to disappoint, Murray said, with production from both underground and the Slimes Dam Project well below budget. Notice of a 60-day review was given on 28 June.

The main problem areas have been a shift from Main Reef to Carbon Leader Reef mining, mining of below pay-limit panels, poor advances per blast, lower than expected mine call factors, increased lock-up in the plant due to the ending of surface rock dump feed to the mill, and poor recoveries from the Slimes Dam Project.

Various steps, including the involvement of external consultants, have been initiated, all aimed at restoring previous production levels, Murray said.

Crown/ERPM

While ERPM had recorded a cash operating profit of US$1.8 million for the quarter, this would be required to fund retrenchments, pay creditors and to help meet the mine’s rehabilitation obligations, following the decision to place its underground operations on controlled closure, Murray said.

Surface mining of ERPM’s Cason Dump will continue. Volume is currently building to design capacity of 200 000 tonnes per month.

Funding of US$8.8 million was advanced to ERPM during the financial year as part of a 60:40 funding arrangement with the Industrial Development Corporation (IDC) and DRD respectively. In view of the controlled closure of the underground operations, however, all further funding has been withdrawn and an amount of US$12.9 million was impaired in the quarter under review.

The Crown Section surface operation, with a life of mine of seven years, produced a cash operating profit of US$1.8 million for the quarter at a cash operating cost of R70 743 per kilogram (US$334 per ounce.)

Queries:

South Africa
Investor and Media Relations
Ilja Graulich, Durban Roodepoort Deep, Limited
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor Relations
Susan Borinelli, Breakstone & Ruth International
+1 646-536-7018 (office)
+1 917-570-8421 (mobile)

Media Relations
Jessica Anderson, Breakstone & Ruth International
+1 646-536-7002 (office)
+1 347-423-5859 (mobile)

Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James’s Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398 (mobile)